UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 14f-1

Information Statement under

Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

------------------------

Commission File Number: 000-53405

UNITED RESTAURANT MANAGEMENT, INC.

(Exact name of Registrant as specified in its charter)

Delaware	74-2958195
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

374 East 400 South, Suite #3, Springville, Utah  84663

(Address of principal executive offices, including zip code)

(801) 489-4802

(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of our Common Stock as of June 19, 2009, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of two (2) new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission and mailed to the stockholders on or about June 19, 2009.

CHANGE IN BOARD OF DIRECTORS

On June 19, 2009, we entered into an Agreement with World Logistics Services, Inc, a Delaware corporation (“WLS”) whereby we have agreed to purchase from WLS two operating subsidiaries, Federal Logistics, Inc. and Logistics Software, Inc., each a Florida corporation.   We disclosed the execution of the agreement in our Current Report on Form 8-K, which we filed with the SEC on June 19, 2009.

Pursuant to the agreement, we will complete a “reverse acquisition” in which we will acquire each of the subsidiaries of WLS for controlling blocks of common and preferred stock and will change management of our company to persons designated by WLS in the agreement. Upon completion of the acquisition of the subsidiaries, we will adopt and continue implementing WLS's business plan through the two acquired subsidiaries. Further, upon completion of the transaction, our sole director, who is also our President, Secretary, and Treasurer, will resign and the current officers and directors of WLS will be appointed officers and directors of our company. The closing of the agreement is expected to take place on or about June 30, 2009.  At that time, we will also acquire and cancel 3,665,118 shares of our Common Stock owned by Mr. White and others.

WLS’s corporate business plan is to build a full service supply chain logistics company by developing a management system for midsized manufacturers and distributors, and providing the necessary transportation services to complement the system thereby meeting 100% of its customer’s logistical needs.  WLS plans on achieving these goals through organic growth, and acquisition of historically profitable businesses, that fill the various niches of the supply chain.

No vote or other action is required by our stockholders in connection with this information statement or the resignation and appointment of any director. Proxies are not being solicited.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On June 19, 2009, we had 6,165,118 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.  On September 18, 2007, we effected a one-for-twenty-five reverse split of all of the outstanding common shares; on July 15, 2008, we effected a twenty-for-one forward split of the outstanding common shares; and on March 25, 2009, we effected a one-for-nine reverse split of the outstanding common shares.  All shares designated in this information statement give effect to each of these prior stock splits.

The following table sets forth certain information concerning the ownership of Common Stock of the Company as of June 19, 2009, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Steven White 386 North 210 East Mapleton, UT 84664	2,222,223	36.1%
Executive Officers and Directors as a Group (1 Person)	2,222,223	36.1%
1st Orion Corp. P.O. Box 338 West Jordan, UT 84084	2,666,667 (3)	43.3%
Carey Birmingham 20022 Creek Farm San Antonio, TX 78259	1,830,978 (4)	29.7%

(1)  This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission.  Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table.  As of the date of this table, there are no outstanding options or warrants.

(2)  Applicable percentages are based on 6,165,118 shares of our Common Stock outstanding on June 19, 2009.

(3)  Includes 888,889 shares over which Mr. Birmingham has sole voting power.

(4)  Includes 888,889 shares owned by 1st Orion Corp. over which Mr. Birmingham retains sole voting power.

CHANGES IN CONTROL

On April 4, 2008, Steven L. White entered into an agreement with Carey G. Birmingham, our sole officer, director and principal shareholder at the time, to acquire 2,222,223 shares of our common stock for $20,000 and to accept appointment as our sole director. The closing of the agreement was held on April 22, 2008.  At closing we sold 2,222,223 shares of common stock to Mr. White for $20,000.  As a result of the closing, control of our company changed from Mr. Birmingham to Mr. White, who became our sole executive officer and director, and principal shareholder.  As disclosed in the table above, Mr. White owns approximately 36.1% of our outstanding common stock.  Also in connection with the change of control transaction, Mr. Birmingham agreed to sell 3,555,556 shares of common stock owned by him to persons referred by Mr. White.  Thereafter, Mr. Birmingham sold 2,666,667 of these shares to 1st Orion Corp.  As part of this transaction, Mr. Birmingham also forgave all obligations owed by our company to him, including amounts owed under our line of credit with him. Mr. Birmingham also cancelled warrants to purchase up to 66,667 shares.

On June 19, 2009, we entered into the agreement with WLS. The acquisition of the subsidiaries will result in a change of our management and board of directors.  In addition, after the closing of the agreement, there will be significantly more shares of our Common Stock issued and outstanding and there will be shares of our Series A and Series B Preferred Stock issued and outstanding,

As discussed in “Change in Board of Directors” above and in “Directors and Officers - New Officers and Directors” below, upon the effectiveness of the acquisition of the two subsidiaries, our sole director, who is also our President, Secretary, and Treasurer, will resign and be replaced by WLS’s current directors and officers.

The following table sets forth certain information regarding our capital stock, expected to be beneficially owned as of July 1, 2009, the day after the closing of the closing of the agreement with WLS, by each person known to us whom we expect to beneficially own more than 5% of our Common or Series A Preferred Stock, each newly appointed executive officer and director, and all newly appointed directors and executive officers as a group.  We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date.  Shares issuable upon exercise of options or warrants that are exercisable or convertible within 60 days after July 1, 2009, are included as beneficially owned by the holder.  Beneficial ownership generally includes voting and investment power with respect to securities.  Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

Name	Number of Shares/Percent of Class(1)			Aggregate Percentage Beneficial Ownership(2)
	Common	Series A Preferred	Series B Preferred
Kevin Brennan	0	700,000	500,000	--
Larry Berry	1,000,000	0	0	12.5%

*

Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares beneficially owned.  Unless otherwise specified, reported ownership refers to both voting and investment power.  Shares of Common Stock issuable upon the conversion of the Series A are deemed to be converted and beneficially owned by the individual or group identified.  Stock options which are exercisable within 60 days are also deemed to be beneficially owned.

(2)

On July 1, 2009, there are estimated to be 8,000,000 shares of our Common Stock (taking into account the issuance of 5,500,000 shares to WLS and the cancellation of 3,665,118 shares), 700,000 shares of our Series A Preferred Stock (convertible beginning December 31, 2010, into 7,000,000 shares of Common Stock), and 500,000 shares of our Series B Preferred Stock issued and outstanding.

DIRECTORS AND OFFICERS

Upon the closing of the agreement with WLS, Steven L. White will resign as our sole director and Kevin Brennan and Larry Berry, each of whom is currently a director of WLS, will be appointed a director.  Additionally, upon completion of the acquisition of the two subsidiaries, our President, Secretary, and Treasurer shall resign and the current officers of WLS shall be appointed as our officers.

The following discussion sets forth information regarding our current sole officer and director and our proposed officers and directors after the closing of the agreement with WLS.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by WLS prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Officers and Director

The following table sets forth as of June 19, 2009, the name, age, positions, and experience of the sole executive officer and sole director of the Company.

Name	Age	Positions	Experience
Steven L. White	54	Director, President, Chief Executive Officer, Secretary and Treasurer

Mr. White earned his Bachelor of Science Degree from Brigham Young University in 1980 with a major in accounting and a minor in English.  He is a member of the American Institute of Certified Public Accountants and has been employed by firms located in Utah and Colorado.  Since 1983, Mr. White has been employed in private accounting and has been the controller of several small businesses. He has been the owner and president and director of Sparrow, Inc., a small consulting business from 2000 to present; the president and director of eNutrition, Inc., from 2000 to 2003, a publicly traded company which sold nutritional products; the president and director of Excel Publishing, Inc., a publicly traded small publishing company from the fall of 2002 to the spring of 2003; the president and director of New Horizon Education, Inc., a publicly traded educational software company from 1998 to 2003; and the controller and chief financial officer of Phoenix Ink, LLC, a financial newsletter publisher, from 1999 to 2001.  Mr. White is currently serving as a director of USATCO, Inc., Millstream Ventures, Inc., and United Restaurant Management, Inc., each of which is a reporting company.

On November 17, 2006, Mr. White, on behalf of and as president of Liquitek Enterprises, Inc., a Nevada corporation, filed in United States Bankruptcy Court District of Nevada, a petition of bankruptcy under Chapter 11, which on August 24, 2007, was subsequently dismissed.  Mr. White became the president of Liquitek Enterprises, Inc. on September 15, 2006.  Liquitek Enterprises, Inc. is not an affiliate of our company and Mr. White is no longer an officer or director of Liquitek Enterprises, Inc.

There are no material proceedings to which any director, officer or affiliate of our company, any owner of record or beneficially of more than five percent of any class of our voting securities, or any associate of any such director, officer, affiliate of our company, or security holder is a party adverse to our company or has a material interest adverse to our company.

New Officers and Directors

Upon the effectiveness of the acquisition of the two subsidiaries, Mr. White will resign as a Director and as President, Secretary, and Treasurer. The following persons will be elected to the offices opposite their name upon the closing of the agreement with WLS.

Name	Age	Positions	Experience
Kevin Brennan	57	Director, President, CEO, and CFO

Mr. Brennan was co-founder and Chief Financial Officer of a truckload carrier that grew to $60 million in revenue in four years, while achieving profitability from inception. He hired and directed a staff that developed the proprietary automated information systems that enabled the company to control and monitor over 100 divisions, which included both asset and non-asset, based trucking companies.

He also provided consulting services in the truckload transport industry, assisting companies in the acquisition of truckload carriers. Mr. Brennan has over 10 years of public accounting experience, including auditing of public companies, and is licensed in Florida as a CPA.  He attended Ohio University, and graduated with high honors from Robert Morris University, Pittsburgh Pennsylvania with BSBA in accounting.

Larry Berry	64	Director and COO

Mr. Berry was the founder and owner of Berry Consulting Group LLC (BCG).  BCG specialized in the transportation industry and assisted clients in all facets of business development including consulting on mergers and acquisitions, developing brokerage platforms, providing logistic services and sales agent development areas as well as significant operational experience.  Mr. Berry also worked as the Vice President for Business Development for Worldwide Freight, PTL, CRST Logistic, and PGT Trucking.  Mr. Berry was one of the original founders of Landstar and helped to develop that company into the largest non-asset based public company.  Mr. Berry attended Austin Peay University, and Western Kentucky University majoring in Business Administration.

There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our company upon the effectiveness of the closing of the agreement with WLS.

Term of Office

Directors are elected to hold office until the next annual meeting of shareholders and until their successors are elected and qualified.  Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors.  Officers of the Company are elected by the Board of Directors.  Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  As a result, we have adopted the independence standards of the American Stock Exchange to determine the independence of our directors and those directors serving on our committees.  These standards provide that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of the Company’s Board of Directors, free of any relationship that would interfere with the exercise of independent judgment.  Our Board of Directors has determined that our sole director is not independent.  We have also determined that of the nominees to become directors as described above, Kevin Brennan and Larry Berry, will be independent under these standards.

Committees of the Board of Directors

Because of a lack of funding and the inactivity of the company, we do not have a separately designated executive committee, nominating committee or audit committee of the Board of Directors. Consequently, we do not have charters for any of those committees.  We expect that the new Board of Directors will appoint committees after they take office.

Our Board of Directors performs the duties that would normally be performed by an audit committee.  Given our lack of operations, our Board of Directors believes that its current member has sufficient knowledge and experience necessary to fulfill the duties and obligations of the audit committee for our company. The Board of Directors has determined that we do not have an audit committee financial expert, due to lack of funds.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions.  The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates.  The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the lack of operations and the fact that we have not received any stockholder recommendations in the past.

After the closing of the agreement with WLS, we expect the new Board of Directors will review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

Stockholders who want to communicate with our board may send a letter to our President, c/o United Restaurant Management, Inc., 374 East 400 South, Suite #3, Springville, Utah, 84663.  The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication.”  The President will circulate the communications (with the exception of commercial solicitations) to our sole director.  Communications marked “Confidential” will be forwarded unopened.  After the closing of the agreement with WLS, we anticipate that the new Board of Directors will adopt a similar policy.

Meetings of the Board of Directors

Our Board of Directors held no formal meetings during the year ended December 31, 2008.  All proceedings of the Board of Directors were conducted by unanimous written consent.

Compensation of Directors and Executive Officers

Executive Compensation

Steven L. White has served as our chief executive officer since April 2008.  From January to April 2008 Carey Birmingham served as our chief executive officer.  Neither Mr. White or Mr. Birmingham, nor any other person received compensation from us during the years ended December 31, 2008 or 2007, which would be reportable pursuant to this item.  The Company has no written or unwritten employment or compensation agreement or arrangement with Mr. White.  We have not adopted any processes and procedures for the consideration and determination of executive and director compensation.

Equity Awards

Neither Mr. White nor Mr. Birmingham held any unexercised options, stock that had not vested, or equity incentive plan awards at December 31, 2008.  The Company has no retirement or similar plans or arrangements for its executive officers.  The Company has not entered into any contracts or arrangements with Mr. White which would provide him with a form of compensation resulting from his resignation, retirement or any other termination of his employment with the Company or from a change-in-control of the Company or a change in his responsibilities following a change-in-control.

Director Compensation

No compensation was paid to or earned by any director during the year ended December 31, 2008.  The Board of Directors has authority under the Company’s bylaws to fix the compensation of directors.  The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Conflicts of Interest

Steven L. White is engaged in business ventures that may compete with the Company.  Mr. White has been and continues as the sole officer and director of other shell companies.  Inasmuch as Mr. White’ position with these other shell companies is the same as that with the Company, and inasmuch as these other shell companies’ business plans are the same as that of our company, Mr. White has the sole discretion to direct a business opportunity to either our company or these other entities.  As such, Mr. White has a significant conflict of interest in choosing which entity will benefit, if a benefit is derived, from a target company that he finds as a potential target company.

Mr. White may engage affiliates and associates, which represent individuals with whom Mr. White has had or may continue to have a business relationship.  These affiliates or associates of Mr. White may have business interests that are adverse to the Company’s interests.  As such, Mr. White, as the Company’s sole officer and director, may have a conflict of interest when selecting a business opportunity presented to him by an affiliate or associate of his.

Certain Relationships and Related Transactions

Since September 2008, Lorikeet, Inc., which is 100% owned by Steven L. White, our sole officer and director, has advanced a total of $19,500 to the Company, each of which advances is evidenced by a promissory note.  The principal amount of each note and interest thereon are due upon maturity of the note.  The following table sets forth certain information about each of the outstanding promissory notes:

Date of Note	Principal Amount	Interest Rate	Maturity Date
September 10, 2008	$5,000	8%	September 9, 2009
March 2, 2009	$5,600	8%	September 1, 2009
April 16, 2009	$2,500	8%	October 16, 2009
April 23, 2009	$5,000	8%	October 23, 2009
May 22, 2009	$1,400	8%	November 23, 2009

In April 2008, Carey G. Birmingham, our former sole officer and Director, entered into an agreement with Steven L. White (the “April 2008 Agreement”), whereby the Company sold 2,222,223 shares of common stock to Mr. White for $20,000 and other consideration.  As of the closing of the April 2008 Agreement, on April 22, 2008, Mr. White beneficially owned 91.9% of the outstanding shares of common stock of the Company, at that time.

Carey Birmingham resigned as an officer and director of our company effective immediately upon acceptance of the appointment of Steven L. White as a director following the closing of the April 2008 Agreement.  In addition, Mr. Birmingham forgave all debts owed to him including the Line of Credit totaling $84,403 and $11,159 of interest.  He also cancelled the remaining warrants he held to purchase shares of our common stock and agreed to release us from any and all claims he may have against our company.  As a result of this transaction the line of credit for up to $95,000 previously furnished by Mr. Birmingham was cancelled.

We have not adopted any policies or procedures for the review, approval, or ratification of any transactions with related persons.  We anticipate that following the closing of the agreement with WLS, the new Board of Directors will adopt a policy to address this issue.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

During the year ended December 31, 2008, we were not subject to reporting obligations under Section 16(a) of the Exchange Act which requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. Since becoming subject to these reporting obligations during the current fiscal year, we believe all such filing requirements applicable to our officers and directors have been met.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our company or has a material interest adverse to us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

United Restaurant Management, Inc.

/s/ Steven L. White
Steven L. White
President

Dated: June 19, 2009